As filed with the Securities and Exchange Commission on March 12, 2025	Registration No. 333-228591

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 ____________

AMARIN CORPORATION PLC

(Exact name of issuer of deposited securities as specified in its charter)

 ____________

N/A

(Translation of issuer’s name into English)

 ____________

England and Wales

(Jurisdiction of incorporation or organization of issuer)

 ________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 ____________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 ____________

Aaron Berg

President and Chief Executive Officer

Amarin Corporation plc

440 Route 22, Suite 300

Bridgewater, NJ 08807

Phone: (908) 719-1315

(Address, including zip code, and telephone number, including area code, of agent for service)

 ________________________________

Copies to:

Jared Fertman, Esq. Amanda M. Burke, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Phone: (212) 728-8000	Herman H. Raspé, Esq. Jean Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

________________________________

It is proposed that this filing become effective under Rule 466 (check appropriate box):	☐ immediately upon filing

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

________________________________

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	(i) Form of Amendment No. 1 to the Amended and Restated Deposit Agreement, by and among Amarin Corporation plc (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(i).

(ii) Amended and Restated Deposit Agreement, dated as of November 4, 2011, by and among the Company, the Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Previously filed as Exhibit (a) to the Registration Statement on Form F-6, Reg No. 333-228591, filed on November 29, 2018, and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among Amarin Corporation plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended and supplemented from time to time, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of March 2025.

Legal entity created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive twenty (20) ordinary shares of Amarin Corporation plc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Amarin Corporation plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Bridgewater, New Jersey on March 12, 2025.

AMARIN CORPORATION PLC

By:	/s/ Aaron Berg
Name: Aaron Berg
Title: President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Aaron Berg and Jonathan Provoost to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 12, 2025.

Signature	Title

/s/ Aaron Berg	President, Chief Executive Officer and Director
Aaron Berg	(Principal Executive Officer)

/s/ Peter Fishman	Senior Vice President and Chief Financial Officer
Peter Fishman	(Principal Financial Officer, Principal Accounting Officer)

/s/ Odysseas Kostas M.D.	Director
Odysseas Kostas M.D.

/s/ Patrice Bonfiglio	Director
Patrice Bonfiglio

/s/ Paul Cohen, M.D.	Director
Paul Cohen, M.D.

Signature	Title

/s/ Mark DiPaolo	Director
Mark DiPaolo

/s/ Keith L. Horn	Director
Keith L. Horn

/s/ Oliver O'Connor	Director
Oliver O'Connor

/s/ Louis Sterling III	Director
Louis Sterling III

/s/ Diane Sullivan	Director
Diane Sullivan

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned the duly authorized representative in the United States of Amarin Corporation plc has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in Bridgewater, New Jersey, on March 12, 2025.

Authorized U.S. Representative

Amarin Corporation plc

By:	/s/ Aaron Berg
Name: Aaron Berg
Title: President and Chief Executive Officer

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement